December 18, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”) Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, a Delaware business trust (the “Trust”), attached herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), is the Trust’s Registration Statement on Form N-14 containing one proxy statement/prospectus and related statement of additional information to accomplish the following:

•	The title of the securities being registered are Class I and Class R6 shares of beneficial interest, without par value, of the James Alpha Macro Fund, James Alpha Total Hedge Fund, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, and James Alpha Relative Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust; and
•	The title of the securities being registered are Class A, Class C, Class I, and Class R6 shares of beneficial interest, without par value, of the James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, and James Alpha Structured Credit Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust

If you have any questions concerning this filing, please contact me at (631) 470-2649.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Vice President and Counsel

cc:        Matthew DiClemente, Esq.

Jamie Gershkow, Esq.

James Vitalie

Eric Colandrea